UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 29, 2015**



MEREDITH CORPORATION

(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 29, 2015, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2015. That news release is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        99   News release issued by Meredith Corporation dated October 29, 2015, reporting financial results for the first fiscal quarter ended September 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION
Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec
Chief Financial Officer
(Principal Financial and Accounting Officer)

Date: October 29, 2015

INDEX TO EXHIBITS

Exhibit Number	Item
99	News release issued by Meredith Corporation dated October 29, 2015, reporting financial results for the first fiscal quarter ended September 30, 2015.



MEREDITH CORPORATION REPORTS FISCAL 2016 FIRST QUARTER RESULTS

Total Company Revenues Increase; Digital Advertising Revenues Set Record

DES MOINES, IA (October 29, 2015) - Meredith Corporation (**NYSE:MDP; www.meredith.com**), the leading media and marketing company serving more than 100 million unduplicated American women and over 60 percent of U.S. millennial women, today reported fiscal 2016 first quarter results:

- Earnings per share were $0.24, including special items related primarily to transaction expenses resulting from Meredith's merger agreement with Media General, Inc.

- Excluding special items, earnings per share were $0.52. This compares to earnings per share of $0.65 in the prior-year period. Meredith recorded $11 million - or $0.15 of earnings per share - less of political advertising revenues in the first quarter of fiscal 2016 than in the prior-year period, as expected in an off-election year. (*See Table 1 for supplemental disclosures regarding non-GAAP financial measures.*)

- Total revenues rose 4 percent to $385 million.

"Strong digital performance and contributions from our recent acquisitions in both businesses - along with solid non-political advertising in our Local Media Group - partially offset the absence of political advertising in the quarter," said Meredith Chairman and CEO Stephen M. Lacy. "Looking ahead to our second quarter of fiscal 2016, we're pleased to see much stronger advertising demand for our National Media Group brands - which we now expect will be up more than 15 percent and produce strong operating profit growth for the Group."

Looking at Meredith's performance in the first quarter of fiscal 2016 compared to the prior year:

- **Local Media Group total revenues increased to $126 million.** Growth was driven primarily by the addition of television stations WALA in Mobile-Pensacola and WGGB in Springfield, Mass., and higher retransmission consent fees. Non-political advertising revenues increased 12 percent.

- **National Media Group total revenues increased 5 percent,** led by the additions of the Martha Stewart and Shape media properties, and growth from digital advertising and brand licensing. Total advertising revenues increased 2 percent.

- **Total Company digital advertising revenues grew 40 percent,** driven by recent acquisitions and organic growth.

On September 8, 2015, Meredith announced a definitive agreement to merge with Media General to create Meredith Media General, a powerful multiplatform and diversified media company with television stations reaching 30 percent of U.S. households; a digital audience of more than 200 million monthly unique visitors; magazine readership of more than 110 million; a Top 3 global licensing program; and a leading content-driven digital marketing services business. The transaction is expected to close by June 30, 2016.

"We are excited about the opportunity to create a powerful new media company with significant operations on both the local and national level," Lacy said. "This merger will create a strong and efficient company positioned to realize the significant earnings and cash flow potential of local broadcasting; leverage the unparalleled reach and rich content-creation capabilities of Meredith's national brands; and capture the rapidly developing growth potential of the digital media space. It also positions Meredith Media General to deliver enhanced total shareholder return and participate in future industry consolidation."

OPERATING GROUP DETAIL

LOCAL MEDIA GROUP

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, including seven stations in the nation's Top 25 and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week.

Fiscal 2016 first quarter Local Media Group revenues increased 1 percent to $126 million. Operating profit was $29 million ($28 million before special items), compared to $36 million in the prior-year period. Meredith recorded $11 million less of political advertising revenues in the first quarter of fiscal 2016 than in the prior-year period. (*See Table 1 for supplemental disclosures regarding non-GAAP financial measures.*)

Looking more closely at fiscal 2016 first quarter performance compared to the prior year:

- Non-political advertising revenues grew 12 percent to $89 million. Results were led by the addition of stations in Mobile-Pensacola and Springfield, and growth in the professional services, retail and restaurants categories.

- Other revenues and operating expenses increased, due primarily to growth in retransmission revenues from cable and satellite television operators and higher programming fees paid to affiliated networks, along with increases from recent acquisitions.

Meredith continued to increase its deep connection with local viewers through expansions of local programming. In Phoenix, Meredith now operates one of the largest local news operations in the U.S., producing more than 100 hours of local news per week. In St. Louis, KMOV added two newscasts to expand its commitment to the local community. Meredith also launched a community-wide campaign, *#endviolenceSTL*, to help heal the wounds in the St. Louis community.

Additionally, Meredith furthered its digital advertising initiatives by bringing programmatic sales efforts in-house. Controlling the programmatic sales operations allows further customization and 100 percent of the revenue is retained by Meredith.

"We were pleased to deliver solid growth in non-political advertising revenues, which speaks to the fundamental strength of our television broadcasting business," said Meredith Local Media Group President Paul Karpowicz. "We continue to focus on producing local news that engages our viewers, monetizing the strength of our audiences and expanding our digital business."

NATIONAL MEDIA GROUP

Meredith's National Media Group reaches 100 million unduplicated American women, and over 60 percent of U.S. millennial women. Meredith is a leader in creating content across media platforms and life stages in key consumer interest areas such as food, home, parenthood and health. It also features robust brand licensing activities and innovative business-to-business marketing services. Meredith expects to continue to grow its National Media Group organically and through strategic acquisitions.

Fiscal 2016 first quarter National Media Group revenues increased 5 percent to $258 million. Operating profit was $23 million ($26 million excluding special items), compared to $29 million in the prior-year period. (*See Table 1 for supplemental disclosures regarding non-GAAP financial measures.)*

Looking more closely at fiscal 2016 first quarter performance compared to the prior year:

- Total advertising revenues grew 2 percent to $127 million. Performance was led by the addition of the Shape, Martha Stewart Living and mywedding.com brands, along with digital advertising platform Selectable Media. From a category standpoint, the household supplies, home and travel categories were stronger.

- Digital advertising revenues increased nearly 50 percent and accounted for 25 percent of total National Media Group advertising revenues.

- Circulation revenues increased 10 percent to $72 million, primarily due to the additions of *Martha Stewart Living* and *Shape* magazines. Meredith continued to expand its digital consumer marketing activities, driving approximately 40 percent of magazine subscription acquisitions via digital sources in the last 12 months.

Meredith's consumer engagement remains robust. During the quarter, Meredith increased the ratebase of *Allrecipes* magazine to 1.25 million - up from 500,000 at launch fewer than two years ago. It also increased the ratebase of *EatingWell* magazine to 1 million, up from 350,000 when Meredith acquired it four years ago.

Meredith Brand Licensing delivered strong results, as both revenues and operating profit increased, driven by sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at over 4,000 Walmart stores nationwide.

Meredith Digital continued to enhance its positioning with consumers and clients:

- Allrecipes.com, the world's largest digital food brand with more than 1.3 billion visits annually, unveiled the new Allrecipes.com, a more personal, shareable and responsive web experience that transforms the site into the world's most food-focused social network.

- Meredith further expanded its digital shopper marketing capabilities with the acquisition of Qponix, a grocery server technology. The Qponix platform combines hyperlocal targeting of consumer packaged goods brands and grocery retail outlets to reach consumers with relevant product offers at the exact moments they are developing weekly shopping lists and navigating grocery aisles.

"We're pleased with the revenue growth provided by our recently acquired businesses, along with record digital performance," said Meredith National Media Group President Tom Harty. "Looking ahead, the prescription drug and food categories are experiencing strong growth, driving projected advertising growth of more than 15 percent and strong operating profit growth in our second fiscal quarter."

OTHER FINANCIAL INFORMATION

Consistent with its Total Shareholder Return (TSR) strategy, Meredith repurchased approximately 125,000 shares of stock in the first quarter of fiscal 2016, and $94 million remained under the current repurchase authorization. Total debt was $819 million, and the weighted average interest rate was 2.5 percent, with $450 million effectively at a fixed rate. Meredith's debt-to-EBITDA ratio for the trailing 12 months was 2.8 to 1 (as defined in Meredith's credit agreements). All metrics are as of September 30, 2015.

Key elements of Meredith's TSR strategy are: (1) An annual dividend of $1.83 per share, a 6 percent increase over the prior year and a nearly 80 percent increase since Meredith launched its TSR strategy in October 2011; (2) An ongoing share repurchase program; and (3) Strategic investments to scale the business and increase shareholder value.

All earnings per share figures in the text of this release are diluted. Both basic and diluted earnings per share can be found in the attached Condensed Consolidated Statements of Earnings. All fiscal 2016 first-quarter comparisons are against the comparable prior-year period unless otherwise stated.

OUTLOOK

Meredith continues to expect full year fiscal 2016 earnings per share to range from $2.90 to $3.25, excluding special items. As a reminder, Meredith will be cycling against a record $44 million (or $0.59 of earnings per share) in net political advertising revenues recorded by its Local Media Group in fiscal 2015.

Looking more closely at the second quarter of fiscal 2016 compared to the prior-year period:

- Total Company revenues are expected to be up in the low-single digits.

- Total National Media Group revenues are expected to be up in the high-single digits, including advertising revenue growth of more than 15 percent.

- Total Local Media Group revenues are expected to be down in the high-single digits, as expected in an off-election year. Non-political advertising revenues are expected to grow in the high-single digits.

- Meredith expects fiscal 2016 second quarter earnings per share to range from $0.75 to $0.80, compared to $0.87 in the prior-year period ($1.00 excluding special items - *See Table 2 for supplemental disclosures regarding non-GAAP financial measures*). Meredith will be cycling against $29 million, or $0.40 of earnings per share, in net political advertising revenues recorded in the prior-year second quarter.

A number of uncertainties remain that may affect Meredith's outlook as stated in this press release for the second quarter and full year fiscal 2016. These and other uncertainties are referenced below under "Cautionary Statement Regarding Forward-Looking Statements" and in certain filings with the U.S. Securities and Exchange Commission.

CONFERENCE CALL WEBCAST

Meredith will host a conference call on October 29, 2015, at 11 a.m. EDT to discuss fiscal 2016 first-quarter results. A live webcast will be accessible to the public on the Company's website, www.meredith.com, and a replay will be available for two weeks. A transcript will be available within 48 hours of the call at www.meredith.com.

RATIONALE FOR USE AND ACCESS TO NON-GAAP RESULTS

Management uses and presents GAAP and non-GAAP results to evaluate and communicate its performance. Non-GAAP measures should not be construed as alternatives to GAAP measures. EBITDA, adjusted EBITDA, EBITDA margin and adjusted EBITDA margin are common supplemental measures of performance used by investors and financial analysts. Management believes that EBITDA provides an additional analytical tool to clarify the Company's results from core operations and delineate underlying trends. Management does not use EBITDA as a measure of liquidity or funds available for management's discretionary use because it includes certain contractual and non-discretionary expenditures. Adjusted EBITDA is defined as EBITDA before special items.

Results excluding special items are supplemental non-GAAP financial measures. While these adjusted results are not a substitute for reported results under GAAP, management believes this information is useful as an aid in better understanding Meredith's current performance, performance trends and financial condition. Reconciliations of non-GAAP to GAAP measures are attached to this press release and available at www.meredith.com.

ABOUT MEREDITH CORPORATION

Meredith Corporation **(NYSE: MDP; www.meredith.com)** has been committed to service journalism for more than 110 years. Today, Meredith uses multiple distribution platforms - including broadcast television, print, digital, mobile and video - to provide consumers with content they desire and to deliver the messages of its advertising and marketing partners.

Meredith's Local Media Group includes 17 owned or operated television stations reaching 11 percent of U.S. households. Meredith's portfolio is concentrated in large, fast-growing markets, with seven stations in the nation's Top 25 - including Atlanta, Phoenix, St. Louis and Portland - and 13 in Top 50 markets. Meredith's stations produce approximately 650 hours of local news and entertainment content each week, and operate leading local digital destinations.

Meredith's National Media Group reaches 100 million unduplicated women every month, including 60 percent of U.S. millennial women. Meredith is the leader in creating and distributing content across platforms in key consumer interest areas such as food, home, parenting and health through well-known brands such as Better Homes and Gardens, Allrecipes, Parents and Shape. Meredith also features robust brand licensing activities, including more than 3,000 SKUs of branded products at 4,000 Walmart stores across the U.S. Meredith Xcelerated Marketing is a leader at developing and delivering custom content and customer relationship marketing programs for many of the world's top brands, including Kraft, Lowe's and NBC Universal.

Meredith's balanced portfolio consistently generates substantial free cash flow, and the Company is committed to growing Total Shareholder Return through dividend payments, share repurchases and strategic business investments. Meredith's current annualized dividend of $1.83 per share yields approximately 4 percent. Meredith has paid a dividend for 68 straight years and increased it for 22 consecutive years.

-- # # # # --

Shareholder/Financial Analyst Contact:	**Media Contact:**
Mike Lovell	Art Slusark
Director of Investor Relations	Chief Communications Officer
Phone: (515) 284-3622	Phone: (515) 284-3404
E-mail: Mike.Lovell@meredith.com	E-mail: Art.Slusark@meredith.com

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. ("Media General") or Meredith Corporation ("Meredith"). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) ("Meredith Media General"), Meredith and the other parties thereto (the "Merger"), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General's Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General's Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith's Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith's Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company's ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014 and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Earnings (Unaudited)

Three months ended September 30,		2015		2014
(In thousands except per share data)				
Revenues				
Advertising	$	218,670	$	218,031
Circulation		72,175		65,885
All other		93,821		87,268
Total revenues		384,666		371,184
Operating expenses				
Production, distribution, and editorial		153,178		141,887
Selling, general, and administrative		187,396		163,676
Depreciation and amortization		15,080		12,769
Total operating expenses		355,654		318,332
Income from operations		29,012		52,852
Interest expense, net		(5,313)		(4,242)
Earnings before income taxes		23,699		48,610
Income taxes		(12,670)		(19,245)
Net earnings	$	11,029	$	29,365
Basic earnings per share	$	0.25	$	0.66
Basic average shares outstanding		44,612		44,459
Diluted earnings per share	$	0.24	$	0.65
Diluted average shares outstanding		45,366		45,157
Dividends paid per share	$	0.4575	$	0.4325

Meredith Corporation and Subsidiaries
Segment Information (Unaudited)

Three months ended September 30,		2015		2014
(In thousands)				
Revenues				
National media				
Advertising	$	127,240	$	125,232
Circulation		72,175		65,885
Other revenues		58,784		55,209
Total national media		258,199		246,326
Local media				
Non-political advertising		89,310		79,836
Political advertising		2,120		12,963
Other revenues		35,037		32,059
Total local media		126,467		124,858
Total revenues	$	384,666	$	371,184
Operating profit				
National media	$	22,803	$	28,895
Local media		29,327		36,312
Unallocated corporate		(23,118)		(12,355)
Income from operations	$	29,012	$	52,852
Depreciation and amortization				
National media	$	4,565	$	3,625
Local media		9,978		8,715
Unallocated corporate		537		429
Total depreciation and amortization	$	15,080	$	12,769
EBITDA [1]				
National media	$	27,368	$	32,520
Local media		39,305		45,027
Unallocated corporate		(22,581)		(11,926)
Total EBITDA [1]	$	44,092	$	65,621

[1] *EBITDA is net earnings before interest, taxes, depreciation, and amortization.*

Meredith Corporation and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

Assets	September 30, 2015	June 30, 2015
(In thousands)		
Current assets		
Cash and cash equivalents	$ 29,940	$ 22,833
Accounts receivable, net	278,199	284,646
Inventories	24,192	24,681
Current portion of subscription acquisition costs	133,696	122,350
Current portion of broadcast rights	14,929	4,516
Other current assets	39,096	23,505
Total current assets	520,052	482,531
Property, plant, and equipment	520,318	527,622
Less accumulated depreciation	(316,824)	(313,886)
Net property, plant, and equipment	203,494	213,736
Subscription acquisition costs	113,075	103,842
Broadcast rights	5,745	1,795
Other assets	70,664	67,750
Intangible assets, net	967,688	972,382
Goodwill	998,260	1,001,246
Total assets	$ 2,878,978	$ 2,843,282
Liabilities and Shareholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 65,625	$ 62,500
Current portion of long-term broadcast rights payable	15,139	4,776
Accounts payable	96,946	93,944
Accrued expenses and other liabilities	144,223	163,655
Current portion of unearned subscription revenues	214,968	206,126
Total current liabilities	536,901	531,001
Long-term debt	753,750	732,500
Long-term broadcast rights payable	7,112	2,998
Unearned subscription revenues	158,629	151,221
Deferred income taxes	313,156	311,645
Other noncurrent liabilities	163,037	162,067
Total liabilities	1,932,585	1,891,432
Shareholders' equity		
Common stock	37,685	37,657
Class B stock	6,949	6,963
Additional paid-in capital	55,396	49,019
Retained earnings	861,220	870,859
Accumulated other comprehensive loss	(14,857)	(12,648)
Total shareholders' equity	946,393	951,850
Total liabilities and shareholders' equity	$ 2,878,978	$ 2,843,282

Meredith Corporation and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

Three months ended September 30,	2015	2014
(In thousands)		
Net cash provided by operating activities	$ 2,829	$ 11,146
Cash flows from investing activities		
Additions to property, plant, and equipment	(1,840)	(1,936)
Proceeds from disposition of assets	1,767	—
Net cash used in investing activities	(73)	(1,936)
Cash flows from financing activities		
Proceeds from issuance of long-term debt	47,500	45,000
Repayments of long-term debt	(23,125)	(38,125)
Dividends paid	(20,668)	(19,393)
Purchases of Company stock	(5,738)	(17,012)
Proceeds from common stock issued	5,026	10,088
Excess tax benefits from share-based payments	1,356	3,982
Net cash provided by (used in) financing activities	4,351	(15,460)
Net increase (decrease) in cash and cash equivalents	7,107	(6,250)
Cash and cash equivalents at beginning of period	22,833	36,587
Cash and cash equivalents at end of period	$ 29,940	$ 30,337

Table 1

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows results of operations excluding special items and as reported with the difference being the special items. Results of operations excluding special items are non-GAAP measures. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Three months ended September 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands except per share data)				
Operating profit excluding special items (non-GAAP)............	$ 26,037	$ 28,389	$ (10,452)	$ 43,974
Special items				
Merger-related costs..	—	—	(12,666)	(12,666)
Severance and related benefit costs	(3,234)	(132)	—	(3,366)
Reversal of previously accrued restructuring costs.............	—	1,070	—	1,070
Total special items..	(3,234)	938	(12,666)	(14,962)
Operating profit...	$ 22,803	$ 29,327	$ (23,118)	$ 29,012

Earnings per share excluding special items (non-GAAP)			$	0.52
Per share impact of special items of $14,962 ($12,569 after tax)..				(0.28)
Diluted earnings per share			$	0.24

Table 2

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

Special Items - The following table shows diluted earnings per share excluding special items and as reported with the difference being the special items. Diluted earnings per share excluding special items is a non-GAAP measure. Management's rationale for presenting non-GAAP measures is included in the text of this earnings release.

Three months ended December 31, 2014

(In thousands except per share data)

Earnings per share excluding special items (non-GAAP)	$	1.00
Per share impact of severance costs of $5,273 ($3,243 after tax)...		(0.07)
Per share impact of acquisition and transaction costs of $2,732 ($1,680 after tax)...............................		(0.04)
Per share impact of write-down of impaired assets $1,259 ($774 after tax)		(0.02)
Per share impact of other write-downs and accruals of $193 ($119 after tax)		—
Diluted earnings per share	$	0.87

Table 3

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA

Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.

Segment EBITDA is a measure of segment earnings before depreciation and amortization.

Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

Adjusted EBITDA

Consolidated adjusted EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, amortization, and special items.

Segment adjusted EBITDA is a measure of segment earnings before depreciation, amortization, and special items.

Segment adjusted EBITDA margin is defined as segment adjusted EBITDA divided by segment revenues.

Three months ended September 30, 2015	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 258,199	$ 126,467	$ —	$ 384,666
Operating profit	$ 22,803	$ 29,327	$ (23,118)	$ 29,012
Depreciation and amortization	4,565	9,978	537	15,080
EBITDA	27,368	39,305	(22,581)	44,092
Special items				
Merger-related costs	—	—	12,666	12,666
Severance and related benefit costs	3,234	132	—	3,366
Reversal of previously accrued restructuring costs	—	(1,070)	—	(1,070)
Total special items	3,234	(938)	12,666	14,962
Adjusted EBITDA	$ 30,602	$ 38,367	$ (9,915)	59,054
Less				
Depreciation and amortization				(15,080)
Special items				(14,962)
Net interest expense				(5,313)
Income taxes				(12,670)
Net earnings				$ 11,029
Segment EBITDA margin	10.6%	31.1%		
Segment adjusted EBITDA margin	11.9%	30.3%		

Table 4

Meredith Corporation and Subsidiaries
Supplemental Disclosures Regarding Non-GAAP Financial Measures

EBITDA

Consolidated EBITDA, which is reconciled to net earnings in the following tables, is defined as net earnings before interest, taxes, depreciation, and amortization.

Segment EBITDA is a measure of segment earnings before depreciation and amortization.

Segment EBITDA margin is defined as segment EBITDA divided by segment revenues.

Three months ended September 30, 2014	National Media	Local Media	Unallocated Corporate	Total
(In thousands)				
Revenues	$ 246,326	$ 124,858	$ —	$ 371,184
Operating profit	$ 28,895	$ 36,312	$ (12,355)	$ 52,852
Depreciation and amortization	3,625	8,715	429	12,769
EBITDA	32,520	45,027	(11,926)	65,621
Less				
Depreciation and amortization				(12,769)
Net interest expense				(4,242)
Income taxes				(19,245)
Net earnings			$	29,365
Segment EBITDA margin	13.2%	36.1%		